Filed by Ambev S.A.
Pursuant to Rule 425 under the Securities Act of 1933, as amended

Issuer: Ambev S.A.
Subject Company: Companhia de Bebidas das Américas—Ambev
(Commission File No.: 001-15194)

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Minutes of the Meeting of the Board of Directors of Ambev S.A (the “Company”), held on August 30, 2013, drawn up in summary form.

1.            Date, time and venue:  On August 30, 2013, starting at 1:30 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.            Attendance:  Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, co-Chairmen, and Messrs. Marcel Herrmann Telles,  Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Luiz Fernando Ziegler de Saint Edmond, Álvaro Antônio Cardoso de Souza and Paulo Alberto Lemann.

3.            Board:  Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.            Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1. Preparation of an Extraordinary Balance Sheet. To determine, pursuant to Paragraph 1 of Section 40 of the Company’s By-laws, the preparation of an extraordinary balance sheet as of August 31, 2013.

4.2. Distribution of dividends and interest on own capital. To approve the distribution of dividends, to be deducted from the results of the current fiscal year based on the extraordinary balance sheet prepared on August 31, 2013 and attributed to the minimum mandatory dividends for 2013, in the amount of R$0.13 for each common share of the Company, equivalent to R$0.65 per share, common or preferred, of Companhia de Bebidas das Américas - AmBev.

4.2.1. The aforementioned payment shall be made as from September 27, 2013, (ad referendum of the Annual Shareholders’ Meeting relating to the 2013 fiscal year), considering the shareholding on and including September 13, 2013, with respect to BM&FBovespa, and September 18, 2013, with respect to the New York Stock Exchange, without any monetary adjustment.  Shares and ADRs shall be traded ex-dividends  as from and including September 16, 2013.

5.            Closure:  With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

São Paulo, August 30, 2013.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito
/s/ Marcel Herrmann Telles	/s/ Roberto Moses Thompson Motta
/s/ Vicente Falconi Campos	/s/ José Heitor Attilio Gracioso
/s/ Luis Felipe Pedreira Dutra Leite	/s/Luiz Fernando Ziegler de Saint Edmond
/s/ Álvaro Antônio Cardoso de Souza	/s/ Paulo Alberto Lemann
/s/ Pedro de Abreu Mariani Secretary